

September 29, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Kurv ETF Trust
        Issuer CIK: 0001782952
        Issuer File Number: 333-233633 / 811-23473
        Form Type: 8-A12B
        Filing Date: September 29, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Kurv Silver Enhanced Income ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications